Filed by Anadarko Petroleum Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                             Subject Company: Union Pacific Resources Group Inc.
                                                    Commission File No.  1-13916

                                     ANADARKO PETROLEUM
                            APC/UPR MERGER ANALYST PRESENTATION
                                   MODERATOR: BOB ALLISON
                                       APRIL 3, 2000


Paul Taylor: Good morning, and welcome, everyone, to the Anadarko Petroleum Corporation (APC; http://www.anadarko.com/) conference call. We apologize for the delay. It was technical problems here in New York. I know we have a large crowd with us on the conference call. We appreciate your patience, and we have a large crowd in the New York room.

The slides that go with the presentation are available on the Anadarko Web page
- that's Anadarko.com. The code word is rapid - R-A-P-I-D, rapid.

To begin the presentation, I'd like to introduce Bob Allison, the Chairman and CEO of Anadarko Petroleum Corporation.

Bob Allison: Thank you, Paul, and welcome. Thanks for being here with us both telephonically and here in person. This is an exciting day. On the dais with me is John Seitz and George Lindahl. They'll each talk later on.

Today is an exciting day, as I said. It's the biggest day in our history since we spun off from Panhandle in 1986. To get me started, let me tell you what this merger is about, and also what it's not about. Today we announced a merger that creates one of the largest E&P companies in the world in terms of reserves and productions, drilling activity, and leased acreage.

But this isn't about being the biggest company; it's about being the best company in terms of growth and profitability. The merger should create some cost savings. But this is not about cost savings. It's about combining two companies with complementary skills, complementary portfolios, and complementary strengths, and forming one company with a common vision, and that vision is growth and profitability that we can achieve by drilling.

Those of you who know Anadarko know that we have enjoyed tremendous growth. We've tripled our reserves in 10 years, mostly with the drill bit and not through acquisition. And this deal does not mean that we've changed our stripes. We'll still be an exploration company. We have looked at a lot of potential acquisitions, and I never saw a combination I liked better than Anadarko until now. So if you're looking for investable ideas in today's meeting, here it is. This merger is about the new Anadarko - one that has more assets, more financial strength, and more growth and profitability. I know that's what shareholders want. We can and we will deliver.

By now, you've all read the details of the press release. It's a stock for stock transaction, using purchase accounting. We issue .455 shares of Anadarko for each share of UPR. The deal is accretive to earnings, and tremendously accretive to cash flow. We expect to close in July. Now, I know you came to learn more at this meeting, and that's what's printed more than - excuse me - more than what's printed in the news release at this meeting.

One issue is how much we paid. The way I see it, after carving out over $1 billion for UPR's minerals, we paid just over $6 a barrel for their great assets. Today, we're going to do two things: first we'll look back at the factors that lead both companies to this decision; then we'll look ahead and show the terrific assets that we will have in Newco - in the new Anadarko.

Let's start with a quick review with the issues that led Anadarko to this decision. You know of our longstanding commitment to exploration. We put together the best team of energy explorers in the business. We've never had a general layoff, and we've given our people the best in technology. We've been very successful. Anadarko has discovered more than a dozen giant oil fields in the last 20 years. We've more than replaced production with new reserves for 18 consecutive years, and there's not another company in the business that can say that. Our finding costs are among the lowest in the industry. But when you have success in exploration, you have to develop what you find.

More and more capital went into getting our new fields online as fast as we could. We set out a five-year plan to double production between 1997 and 2002. Meanwhile, our exploration team continued to generate great ideas for drilling. These were projects we wanted to drill, but just didn't have the funds to drill. I've often described our situation as opportunity rich and cash flow poor. We had throttle back on exploration and defer prospects. We want to rev things up, not throttle back, because, to continue double-digit growth beyond the year 2002 means that we have to make discoveries now.

One of the questions every analyst seems to ask is, "How are you going to keep going and growing past 2002?" Well, this year we've begun to turn the corner. We're in the third year of that five-year plan and our growing production is giving us more revenues and more cash flow. At current strip prices, we expect record cash flow this year. We're increasing our budget, we're drilling more wells. We're going to do a lot to move forward on our own. But combined with UPR, we can do even more.

So those are the factors that lead us to this decision. We see this merger really as a three-year fast-forward for Anadarko. It gives us a broader and more balanced portfolio of drilling projects. And it gives us the cash flow we need to attack that portfolio. It is the company we need to be to continue our growth.

Now, that's a quick summary of Anadarko's thinking. Now I'd like to turn it over to George Lindahl, UPR Chairman and Chief Executive and President, to say a couple of words - George.

George Lindahl: Maybe Bob will let me say more than a couple of words. I want to share our thinking about the deal, and tell you why it's a great deal for shareholders of both companies. Bob talked about getting to the decision from a position of strength and incredible success with the drill bit. We see it the same way. Let's look at UPR's strong point and attributes.

We're a leader in drilling and technology. We've drilled over 4,000 wells in the last five years. Our name is synonymous, UPR, with horizontal drilling. We helped develop and perfect geo-steering. And I think we're credited with a new deep pot technology for horizontal drilling. We specialize and have an excellent tract record in applying exploitation technology and processes in both oil fields and low permeability gas fields. We have a terrific asset base and unmatched plan position. And I think most of you know, it's anchored by a land grant position in the Rocky Mountains.

Our people are experienced, and we think that's the key in drilling and applying technology. They're committed, and they've demonstrated their success year after year. We have strong, strong cash flows - 2000's estimated north of $1.2 billion. We, like Anadarko, have been hamstrung with high debt. We have high debt as they said, they had lots of opportunities and not the cash flow. We were having to use a lot of our cash flow to pay down the debt. So we had lots of opportunities, but we were spending a lot of money towards debt. We've lowered our cost over the last two years, and paid down $1.8 billion in debt over those last two years, and making an excellent progress towards our - our goal of reducing debt.

But the fact is, again, we had to throttle back also and defer drilling. And we were just spending enough capital to keep our production flat and slightly growing. So we have a lot of great prospects in our portfolio that were put on hold.

We like the new Anadarko because of the complementary assets and the complementary strengths, and I think you'll hear a lot more about that. We create a capital structure that will let us drill more wells and accelerate growth. Both companies have a common vision: grow with the drill bit and build value for shareholders. On behalf of I know all of our employees and our management team, I can tell you that we like this deal, we look forward to being part of the new Anadarko, and we expect great things to continue to happen in the future.

The rest of the day's presentation will look at the future and look at the Newco, or the new Anadarko company we're creating today. We've got significant exposure to the North American gas story.

This map shows the largest gas producing basin in North America, which accounts for 90 percent of total U.S. gas supply. I think all of us know there's a big demand for gas, especially in power generation sector. Gas supplies and production is falling, a lot due to the low drilling and lack of drilling. I think most of us know the New York strip now is approaching $3 for the forward 12 months. And we plan to be a big part of the natural gas story, and we are a big part of the natural gas story.

The next two slides will show just how big we are in the North American gas play. This shows ranking on 1999 production, and the combination of UPR and Anadarko will rank us number six among the largest natural gas producers in North America. This year, the year 2000, the combination will produce 1.7 Bcf of gas per day. And we expect higher levels next year. We're ranked, as you can see, with the majors - some of the majors. And we expect to keep this strong position, this strong ranking for a long time.

This next slide shows the same comparison except on gas reserves. And by this, we're ranked fifth. We have 5.8 Tcf of crude gas reserves. We - again, you can see we start among some of the largest companies, even ahead of some of the majors. And we expect to move up going forward.

When putting these two companies together, we have a big inventory of prospects ready to drill for natural gas. If you add of the combined companies' leasehold prospects that we are ready to drill, it approaches 48 Tcf of unrisked gas. We are seriously committed when we say we will be a major player in the North American gas story.

This concludes my part. I can tell you we're excited about the combination, we're excited about the future, we're excited about being part of the new Anadarko. And I'll turn this back over to Bob for some additional comments.

Bob Allison: Thanks, George. In the next few minutes, we will show what the new Anadarko looks like in terms of reserves, production, and financial data. Then John Seitz will take you through the exploration of development drilling portfolio. Let's start with production.

This slide shows the various sources of production for the new Anadarko. You can see how much production comes from the U.S. and Canada and so on. We like this production portfolio, because it gives us better balance. No single area has that big an effect on production or performance.

Next let's look at the mix of oil and gas reserves. And again, you see a nice blend and balance of diversity. We like the balance between North American reserves - about 80 percent of the mix - and international reserves - about 20 percent. We see an even balance about 50-50 between oil and gas.

That's a quick look at reserves and productions. Now let's look at some of the important financial issues for the new company.

There are several issues to mention here. One is earnings. The merger is accretive to earnings, even though we're using purchase accounting. Another important issue to mention is cash flow and the growth we expect in future cash flow. Now remember, purchase accounting, we don't do pro forma for this year. You know, whenever the thing is closed, accounting will go forward as the combined company then. Before that, it is two separate companies.

For example, if the companies were combined for all of this year 2000, cash flow would be about $1.8 billion or about $7.50 a share. At current strip prices, cash flow for 2001 would be over $2 billion - about $9 per share. The balance sheet will be considerably stronger than either company has individually. On a consolidated basis as of year end '99, the combined companies would have a total capitalization of about $10 billion, comprised of $5.9 billion of equity and $4.1 billion of debt. And even I can figure that out - that's 41 percent debt.

The average maturity life of that debt is 21 years. And the average annual interest rate is 7.11 percent - pretty lucky, seven 11, right? The bottom line on financial issues is this the combined companies will have the cash flow and the financial strength to aggressively fund the opportunity we have in this huge portfolio.

Finally, let's move on to take a look at the portfolio of exploration development drilling prospects that we create with this merger. I think it's fantastic. This portfolio is really the key to the whole deal, because what we can do with this set of prospects will generate growth and profitability for the years to come. And to talk about those prospects, we have John Seitz, President and Chief Operating Officer of Anadarko - John.

John Seitz: Thanks, Bob. I want to echo the comments of both Bob and George this morning and say we are very excited about the new Anadarko. That's a word you're going to hear from us on a continuous basis, we're excited. I'm going to show some of the projects that cause all this excitement. Most of you that know Anadarko know that we run our exploration development project just like a stock portfolio. We apply the same principles you use, things like relative waiting, portfolio theory, option theory. And I think that's one reason for Anadarko's consistent success year in, year out.

I mention that because I love this new portfolio. I like it much better than the old portfolio. My staff put these exhibits that are following together in only just a couple of days. But I think when you see it you'll agree with me that the new Anadarko has great assets and great opportunities. And as Bob said earlier, we've got the cash flow to get the job done.

I want you to look at the new port - new portfolio with four issues in mind. And I mention these because I believe they are the critical issues for success for E&P companies today. These are the issues that all companies, all other companies must come to grips with if they are going to compete with us. Plus if you analyze this merger with these four issues in mind I think you'll see that on every single issue we are a stronger company after the merger than before.

First issue is people. Most companies lay off their senior and most experienced explorers and drillers, and they don't have the talent in house to launch a major development drilling campaign for a large scale exploration program. Bob mentioned we kept our people, and with this merger I think we'll have the best team of geologists and engineers in the industry.

The second issue is skill sets. This is both a people issue and a technology issue. Both companies have very good people. But more important than that is that both companies have mastered the technology, whether you're talking about exploration or development. Whether it's tough seismic imaging problems or horizontal drilling or micro fractures in low permeability gas reservoirs, whatever the issue, we've got the people who know how to apply today's technology, and we've got the track record from day one.

The two companies together complement each other in so many ways. I think we're putting together two of the best.

The third issue is access. You've heard me talk about this issue before. I contend that it's relatively easy to find oil and gas, but it's hard to make money at it. There are simply fewer and fewer places in the world to find hydrocarbons and make economic returns that shareholders demand. This merger gives us much more opportunity and a broader portfolio of projects to choose from for years to come.

And the last issue to mention is critical mass. By that I mean to focus your efforts on just a few key basins or plays where you're big enough to control your own destiny. If you don't have the right scale you can find yourself at the mercy of an operator who has different priorities than you do, yet and your margins could be squeezed, returns get lower. With this portfolio, we have the right scale in more basins around the world. So keep those four issues in mind as we look at the new portfolio.

Here's a list of the seven core areas in the new portfolio. They range from the Sahara Desert to the North Slope, from the Gulf of Mexico to the Rocky Mountains. It's a fabulous opportunity set. Let me tell you how good it is. And these basins on our combined acreage we have identified exploration, exploitation, and development opportunities that could add 15 billion energy equivalent barrels of potential reserves. That's a unrisked number, and it will take us years to drill up the inventory. But that's the level of opportunity we're looking at right now. The new Anadarko will have crude reserves of nearly two billion energy equivalent barrels, and a prospect inventory that's seven times larger than the current assets.

Let's look at each area in more detail.

One quarter is North Africa, where we are currently developing 12 oil fields. We have one production train operating today, and two more under construction. And we expect to begin construction later this year on yet another production facility at the ORD Field. Net production for Anadarko was about six million barrels in 1999, and will grow to more than 25 million barrels per year over the next few years. The project has excellent margins. And we're just beginning to chase the play to the Northeast into Tunisia and will draw our first well in that trend acreage this year.

Another core area will be South and Central America. We have projects in Venezuela, Guatemala, Brazil and Argentina. The largest project, and the cornerstone, of this area is our 45 percent interest in the Oritupano-Leona block in Venezuela, which is currently producing 40,000 barrels per day gross. The screen is correct your book is wrong - it says net. And if that's the only thing get wrong in the next couple of days, we're doing pretty well. And we do expect production to double over the next five or six years.

In Guatemala, current production is 20,000 barrels, a day with lots of room to grow. UPRC was one of the first companies to operate in Argentina and they have excellent - not Argentina, Brazil, sorry. Brazil and they have excellent relations with Petrobras. And we have a startup project in Brazil underway right now. All of these projects have favorable fiscal terms. All of them have the potential for reserve growth and production growth. But most importantly, these projects are making enough money to fund additional exploration and development investments in those areas. It's a nice part of the portfolio.

This next map is an interesting view of the north country showing where Alaska stands in relation to Canada. We haven't come up with a clever name for this core holding yet because it's so big. We have both gas and oil projects. We have exploration, exploitation, and development projects, both foreign and domestic. In Alaska, we are developing gas discovery in the Cook Inlet and a giant oil field on the North Slope. The Alpine Field should go on production this fall at 40,000 barrels a day gross.

Anadarko has access to more exploration acreage in the state of Alaska than any other company. We hold interest in 12 exploration prospects, with net reserve potential to Anadarko three billion barrels. We started drilling the first of those prospects last month, and have two rigs running right now.

In Canada we have a new lease hold position in the western basins and to the north in the Mackenzie Delta Beaufort Sea area. Canada has huge potential reserves. On our leased acreage, we have already identified 58 potential prospects with 290 million barrels of reserves. Our Canadian cash flow is about $300 million per year, and we can use those funds to aggressively drill and compete for new opportunities in Canada.

Now, let's move further south into the lower 48. And I want to show you this map again to emphasize that a lot of the holdings we have in the States are in gas prone areas. Please pay particular attention to the area shown in yellow. It's called the Land Grant or the Strip. It's every odd section 20 miles on either side of the railroad tracks. It's a great asset. We own mineral rights on seven and half million fee acres royalty-free forever. Over a billion barrels of energy equivalent barrels have been produced on these lands. There have been seven giant fields discovered, and the whole Land Grant area is less than 10 percent developed. In addition to oil and gas, it holds giant deposits of minerals such as trona and coal. And because we own it forever, it's worth a boatload of money.

Right now we see two basic core areas along the Strip. One of the richest parts of the Strip sits in southern Wyoming. This map shows the four and a half million acres in the heart of the prolific Green River basin and the Overthrust belt. These areas already produce several Tcf of gas, and the remaining resource potential estimated by the U.S.G.S. puts the mean potential recoverable reserves at about 24 Tcf, and that's net to the Strip.

We see a great mix of plays. There's exploitation drilling. We can do in coal-bed methane and in the Wamsutter Field. There's exploration potential in plays like Basin center gas using horizontal drilling, complex structural and shallow coal-bed methane plays. This area's long-term multi-pay potential where we can use the combined strengths of both companies' growth both for reserves and productions. One great thing about the Strip comes from owning the seven and a half million acres royalty-free, what an asset. As a practical matter, other operators have a tough time matching our economic returns.

The other core area of activity for the new Anadarko is on the eastern end of the land grant in Colorado. On the map you can Anadarko's extensive acreage position in southwest Kansas. We hold a big position in the shallow Hugoton gas field. And we've been the most active operator drilling deep wells looking for both oil and gas in zones such as the Chester, the Morrow, the St. Louis and so forth. In the past five years we've drilled 400 wells and found about 20 million barrels per year at low finding costs. The same channel sands exists just across the state line up into Colorado. We intend to aggressively chase the 80 identified prospects for the Morrow. In this area, yield sizes range from one to 40 million barrels, dry hole costs are only $100,000 per well. This is exploration, but with our proven track record using 3-D to find channel sands in Kansas, we like our chances with the same kind of play in Colorado. We intend to expand on this asset.

Moving farther south, the next map shows some of our holdings in Texas, in that part of Texas located just across the Sabine River in Louisiana. This is a great cocen - that was a joke by the way. This is a great concentration of assets. Both oil and gas, both exploitation and exploration. One asset that stands out is the Austin Chalk which surprisingly accounts for only five percent of the combined companies reserves. The Chalk will continue to generate cash and attractive drilling projects. At Anadarko, we've been looking for a long time at the exploration potential in and around the Chalk, below the Chalk. But we couldn't get a big enough land position. We couldn't compete with UPRC. It's virtually untested, and now, together, we hold 750,000 acres of prime real estate in the heart of the east Texas Basin.

The Bossier play has been a great one for Anadarko. Three years ago our production was just two Bcf per year, and three years from now our production could hit 90 Bcf per year. It appears to be a basin center gas play with lots of running room. We have 19 rigs running in the play right now, and expect to ramp up, adding more rigs throughout the year.

On this next map, you see that the combined companies will be one of the largest players in the Gulf of Mexico. The new Anadarko will hold interests in 390 blocks. But the important thing is that we have the cash flow now to accelerate our drilling activity in the Gulf of Mexico. Plus, we have the drilling expertise to get oil wells drilled quicker and for a lot less money than ever before. The recent Hickory example proves that. We have a great acreage position in three plays. The first would be conventional projects. These are usually new wells drilled from existing platforms with new seismic data. It can be re-completions of work over projects. They usually have very short cycle times. And because of the existing infrastructure it can get on production inside a year.

The second example is sub-salt exploration. We now hold 26 sub-salt exploration projects with potential reserves of over two billion barrels, again, unrisked. We expect to drill four to five wells in this play this year starting with Hickory and we have developed a well drilling there right now. And Tanzanite which should spud in a few weeks. These are projects that can be brought on production about two years from discovery.

The last example is deep water exploration. We now hold 26 deep water exploration prospects with huge potential reserves. Most of our prospects and most of the industry activity in the deep water is related to salt - between salt or below salt. We have a lot of expertise in the sub-salt play, more than most. The first of these to be drilled is drilling right now, the Marco Polo prospect being drilled by Anadarko, and we're at about 10,000 feet right now.

This last map is a summary of the - of all the prior maps, which shows all the projects in the worldwide portfolio, not just the seven core areas. The key to long term success is having enough options in the portfolio and having the capital to test those projects. This merger gives us both.

That concludes my portion of the program. Now I'll turn it back over to Bob Allison for his closing remarks.

Bob Allison: Thanks, John. We are excited about this. You have to appreciate we're also sleep-deprived. We like this deal. We'll have more capital and more talented people so we can immediately go to work finding more reserves of oil and more reserves of gas. This merger guarantees us access to more opportunities and a more balanced portfolio of prospects.

Together we've got the best people in the business. We know how to use the best technology in the business and we expect to generate impressive growth and returns for our shareholders. And really, let me depart from this written script a minute and tell you two things - I want two facts I want you to take away from here.

Number one, this is accretive to earnings, and hugely accretive to cash flow using purchase accounting - what a deal. Secondly, we are the biggest acreage holder in North America. We have the best exploration team in the business - Anadarko's explorers. We have the best drilling and technology in the business -UPRC's people. We now have a strong balance sheet and good cash flow so that we can do something with these people and these assets. It's a win-win. It's a great deal.

Thanks for being present here by phone and in person, and we will now take questions. And we've got a whole bunch of people on the phone and a bunch of a people here, so what we'll do is we'll take a couple questions from the floor, and then we'll go to the phone for a couple. So if the phone operator would poll for questions on the telephone, we'll ask for questions here in person and then go to the phone.

Questions?
----------

Operator: Today's question and answer session will be conducted electronically. If you would like to ask a question please press the star, followed by the digit one on your touch-tone telephone.

Again, star one if you have a question. And again, we will be taking phone - questions from the main audience first, and then the phone audience. Thank you for your patience.

Bob Allison :  Question, yes.

Unknown: Thanks. Bob, you mentioned the - you put about $1 billion value on UPR's mineral business. Do you want to comment on what you plan to do with that?

Bob Allison: Well, we are initiating a study on what to do with the mineral business (and) what the true value of it is. We estimate that it's something over $1 billion. Certainly it's generated up until this year - what over $100 million a year in cash flow, is that right? The coal contract has gone away so that goes down a little bit next year.

But we think it's a hugely valuable asset. And it's important to get that number so we can figure out, OK we paid so much for oil and gas assets, so you guys can figure it out in dollars per barrel, and so much for the minerals. We don't have that exact number yet.

One more question from the floor.

Unknown: Can you give us a little background as to how these discussions came about, and how they progressed?

Bob Allison: We started these discussions - I contacted George in, what, mid-February, early February? And I think we both saw the value of this combination pretty quickly, when we saw each other's assets and so forth. And it moved along - you know, here we are announcing it the 3rd of April - I don't know what day it is.
George, do you have any comments in that regard?

George Lindahl: No, I think Bob and I actually met the first time face to face February 18th, you tend to remember those dates. But I think those who know me since I've been CEO, it seems like I've been CEO forever, but I think it's been about eight months. That the combination of not just getting bigger, but making the best company was real important. And what was important for UPR was share value, and to get our multiple expansion up.

I think you've heard, we bring to the table cash flow, exploitation skills and good acreage and gas exposure. Anadarko brings the exploration, the RP, and the balance sheet help. So it's truly a win-win for the shareholders and for value. And I think they - you know if you get a deal closing February 18th to April 3rd a lot of people are doing a lot of quick work. They're cooperating, they see the value of this combination, and they want to make it happen. And that's why it went so quickly.

Bob Allison: Yeah, I'd really like to comment that the cooperation has been so good between the two companies. I know on the Anadarko side we've spent over 6,000 man-hours on this project. And I'm sure UPRC spent probably that much too. So this is not a quick slap-dab deal. This is a quick very, very thorough deal.

Now we'll take some questions from the telephone.

Operator:  Mark Fischer, Bank of America.

(Mark Fisher): Yes, I know it's early days, but I was wondering if you guys had worked out what the DD&A on a per-barrel equivalent basis for the purchase accounting was likely to come out? Did you foresee any write-offs occurring in the context of the merger that would affect that?

And I guess a more challenging questions, perhaps less important the diferred taxes, how that might be affected here through the purchase accounting.

Paul Taylor: Mark, this is Paul Taylor. Can I get back to you on those modeling questions? We..

Bob Allison: We expect - part of the DD&A question is that it'll probably something north of $6 a barrel when we get all the accounting done. I cannot answer the deferred tax question at this point in time. Purchasing accounting and go into full cost is pretty complicated. We would like to get back to you later with those answers. Is that good enough for you, Mark?

Mark Fischer:  That's great.  I appreciate the preliminary guess.  Thanks a lot.

Operator:  Irene Haas, Sanders Morris.

Irene Haas: Congratulations. And my question is, are there going to be any asset sales in the book? And how about head count issues; can you comment on that please?

Bob Allison: Well we probably will find some non-core assets that we will sell. We haven't zeroed in on those yet, that will come when we get the teams combined and see what we've got and what really is important to our core areas.

As far as head count is concerned let me again say that this is a complementary merger, not a synergistic one. This merger is done to add together the assets of people to do something - to do a lot more with it than we could individually. It is not driven by cost savings. Certainly there will be some cost savings, and some amount of job cuts. But I think that will be pretty darn minor.

Irene Haas:  Thank you.

Operator:  Andrew Lees, Petrie Parkman

Andrew Lees: Hi guys. Congratulations. I was wondering if you have a timeframe from when you expect to shareholder vote and closing?

Bob Allison: It - when it goes to shareholder vote and closing depends a little bit on what kind of an SEC and FTC review we get. I expect that we could get to shareholders sometime in June on a good schedule and close sometime early July, if we're lucky.

Andrew Lees:  Great.  Thanks a lot.

Bob Allison: Now we'll take from the floor. And will you please poll for more questions on the phone while we're doing this?

Unknown: Bob, you talk about one of the reasons for the deal is to create financial flexibility to accelerate drilling activities. Can you talk a little bit about what might be added in the portfolio, or some examples along that line?

Bob Allison: Yeah, John Seitz went over a number of those things that would be added. I think it gives us the ability to drill more sub-salt wildcats this year and more deep water wildcats than either one of us probably would have been able to do individually. We can accelerate Bossier development. Certainly accelerate the exploration in the Colorado part of the Strip for the Morrow and in the Strip itself and in Canada.

A lot of - a lot more development drilling can be done both in the Strip for the tight gas and in the Bossier for the tight gas and so forth. So this is kind of across the board. And we've been working the last six weeks in putting this darn thing together. And we're going to be working the rest of our lives in capitalizing upon these great assets.

Yes?

Unknown: Yes, how much of your energy production has been sold forward Anadarko? And how much has been forward, if any, by UPR? And then, you know, typically after these deals you might want to (INAUDIBLE) What is your thought process on that?

Bob Allison: At Anadarko we've sold basically none of production forward. UPR has sold their 2000 oil production forward, is that correct?

George Lindahl: About 60 percent of our liquids, and 50 percent of our gas for 2000.

Unknown:  At what prices, I'm sorry?

George Lindahl:  Oh, they average, I'd say - where's Pat?

Unknown: I'd say (INAUDIBLE) half collared and half fixed on the gas. So the gas is collared at around $2.44 to $2.88, trading in that price range. And the balance of the year on one quarter of our production. And on the remaining one quarter, about $2.45 fixed price.

Bob Allison:  One more question from the floor.

Unknown: I was wondering if you could walk us through the review process and what sort of regulatory conditions you need to meet? You now obviously the SEC and the FTC, and then the likelihood of any problems arising from that.

Bob Allison: Well, I'm not a good one to walk you through that process, but we think the FTC shouldn't be much of a problem, because together we're going to end up drilling more wells, not less, than we would individually. And I think in this environment of consumer complaint about oil prices, that ought to be a pretty easy sell.

I don't see any large SEC problems either. Can any of our bankers in the room add any intelligence to that? You never know until you go there. But we don't see any problems.

Unknown: The - all the due diligence has been done, and there's no conditions that either party would walk away? It looks like you're both obviously very excited about it.

Bob Allison: No, this deal contains typical no-shop provisions, stock option lockup and so forth, so that we're pretty much welded at the hip.

Now we'll take some questions via phone.

Operator:  Mark Manski, Apaloosa Management.

Mark Manski: Hi. Just a couple of minor questions, and then I'm going to - another issue. You signed a definitive agreement - is that accurate?

Bob Allison:  Yes.

Mark Manski:  Is there a breakup fee?

Bob Allison:  Yes.

Mark Manski:  Could you disclose what that fee is?

Bob Allison:  The breakup fee is a maximum of $125 million.

Mark Manski:  Both ways?

Bob Allison:  Yes.

Mark Manski: You mentioned earlier that this deal was wildly accretive to both earnings as well as cash flow, and I can understand that, considering the type of premium that Anadarko is trading at the marketplace relative to UPR. I guess my question is, did you consider if you were in the process of prospectively selling your business, why didn't you go out to other prospective bidders?

It seems as though, given where you are in your own development, this is a very inexpensive price to pay. I don't see this as a merger of equals. I see this as an acquisition by Anadarko of UPR at what should be a very minor premium. I think that there's a significant more value in UPR, and you're leaving a lot money on the table.

Bob Allison: Well, I guess that's a question for UPR but let me - before I turn it to George, let me answer that. I think it's like a 58 or [INAUDIBLE] percent premium to UPR's 30 day stock price. And George, can you comment on the...

George Lindahl: Yeah, I guess to UPR again we looked at value. Our objective was to get multiple expansion for our shareholders. And we saw the best way this through a merger that was a win-win. And we saw, if you're looking for multiple expansion, obviously they'd like to merge with somebody that has a high multiple. No one has a higher multiple than Anadarko. So the combination works well from that standpoint.

Plus, when you look at the going-forward growth, the production in reserves, that made a win-win for our shareholders. So we looked very carefully at this. This was by far the best value proposition in our opinion for our shareholders.

Mark Manski: So why is it then I see nothing but neutral or market perform ratings from the analyst community on Anadarko, and I see nothing but buy and strong buy ratings on UPR?

Bob Allison: Au contraire. I think almost every analyst covering Anadarko has a buy or a strong buy. So you better recheck that.

Mark Manski: You can check the morning's listings. I think people have readjusted valuations based on the current prices.

Next question?

Operator:  Rusty Raco, Peterman Investment Group).

(Rusty Raco): Again, congratulations on the merger. Could you clear up a little bit as to what regulatory approvals do we need for the completion of this merger?

Bob Allison: Well, the two obvious regulatory approvals are SEC and FTC. And there are certainly state regulatory agencies and others who must approve this. We don't see any problem in this regard.

Unknown:  No.  We don't need FERC approval.  Correct?

Bob Allison:  No.  We do not.

Unknown:  Thank you.

Bob Allison:  Next question.

Unknown:  Take questions from the floor here.

Unknown:  From the floor.

Unknown:  Just a second please.

Bob Allison:  Yes.

Unknown: I have a very quick question. You mentioned that you talked - or you looked at potential merger partner and that was the best. We assumed that you looked at merginal partners bigger than you are. And in that event, if I'm an Anadarko shareholder, I would rather have you merge with a company that's bigger than you are so I get the premium on top and instead of paying premium for somebody else's stock.

Bob Allison: What you're saying, philosophically, you'd rather be a seller than a buyer for the immediate return to the shareholders. In my opinion and in George's opinion, I'm sure, this is the best possible deal for both sets of shareholders. This is going to build shareholder value more quickly than any other option we have looked at or are aware of and I think, as you look at the numbers more closely, you'll agree. George, do you add to that?

George Lindahl: Again, as I say, it's the best value proposition, I think, for our shareholders and Anadarko's. I know that was very carefully looked at from our standpoint. I mean, going forward, Bob Allison said we're the largest land holder in North America. We'll be the largest driller in North America for a long time and that bodes well for volume growth and value added.

Bob Allison:  Questions from the floor? Did you have one?

Unknown:  Go back to the phones now?

Operator:  John Cartwright, Raymond James.

John Cartwright: Well, congratulations, once again. Simple question. I believe you're going to be assume all of Union Pacific's debt and at a 7.11 average interest rate cost, some of that debt might be on the higher end of your total debt package. Have you contemplated trying to access any of the make hold provisions in calling in that debt to further strengthen your balance sheet?

Bob Allison: Of course, actually, I think that average debt is probably the low market right now. And, I think, in that 7.11 average debt and in that 21 year average maturity, we have not ground in the $300 million (INAUDIBLE), which was a month ago. So, that will bring that average interest rate down from that. No, we're not that far yet in the - to look at redoing that. That's one of the things we'll look at immediately.

John Cartwright: OK. And, how many of the Anadarko people are going to be shifted into Canada, which obviously has a lot of potential reserves on the UPR side?

Bob Allison: We're - again, we're not there yet. This is work in progress. Clearly, we want to increase the effort in Canada. Whether that will be Anadarko employees going up there or what, we have not yet determined. This is something that we'll be working on in the coming weeks.

John Cartwright:  OK.  Thank you and congratulations once again.

Unknown:  Thank you.

Operator:  Phil Pace, Credit Suisse First Boston.

Phil Pace:  Good morning.  Can you hear me OK Bob?

Bob Allison:  Yeah, Phil.  Go ahead.

Phil Pace: Curious to know the eight or $9 per share in cash flow that appeared to fall out of this on 2001 pro forma basis, which I think is close to $2 billion, plus or minus. How does that compare with the combined capital programs of the company as we're going to execute in this year, in 2000? And, how do you expect the capital program to evolve next year?

Bob Allison: Well, we haven't revised our capital budgets for this year and, of course, haven't made them for next year. But, I would expect both sides capital budget. UPR's was around 650 million, wasn't it George? Ours was 760 million. I think both of those will go up this year. We can't turn that spigot on immediately, but we can do it fairly fast and I cannot give you a prediction of that for 2001. But, I think it's safe to say it'll be above the 2000 figure.

Operator:  Louis Sarkis, Chesapeake Partners.

Louis Sarkis: Hi. And, I apologize. I was on a little bit late and couldn't hear all the questions from the floor. Could you just go over very quickly the background? Did either company speak with, you know, other potential merger partners? And, is the .455 a fixed exchange ratio? And, is there any provision for termination, based on the share price of Anadarko?

     Bob Allison: .455 is a fixed ratio. There are no provisions for changing that or getting out with a change in the price of Anadarko stock. It would be terribly inappropriate to comment on our discussions with anyone else or UPR's discussions with anyone else.

Louis Sarkis OK. Can you just go - you know, expand a little bit on the background on how the companies came together.

Bob Allison: This was a question that was answered earlier. We first - Anadarko approached - George and I talked to each other on February 18th, was our initial conversation, initiated by Anadarko, and it moved fairly swiftly from there.

Louis Sarkis:  Thank you.

Operator:  Tim Crandall, Lehman Brothers.

Tim Crandall:  My question's been answered.  Thank you.

Operator:  Ken Beer, Johnson Rice.

Ken Beer: Yeah. Just a question more for George than Bob. If you look at your cap ex plans for the remainder of this year and into 2001, do you think you will change the drilling activity now that you're part of a bigger company? If I remember correctly, your cash flow versus your cap ex was well ahead of - well above your cap ex. So, having more cash, is that going to - would you change things now that you have a stronger balance sheet or do you think that your capital budget for this year was pretty much as much as you could spend?

George Lindahl: No. We'll definitely change things in a big way with this combination because we were scheduled to pay $500 million of debt down out of free cash flow this year and keep our capital at 650. So, we've throttled back, as we've said. Next year, we're on a plan to pay that kind of debt down again. So, this combination gets the balance sheet strength back to us - that's one of our objectives - and allows a lot of free cash flow to be reinvested in the combined projects of both companies. So, we'll see stepped up spending this year and next year with this combination.

Ken Beer:  Fair enough.  Thanks guys.

Operator:  Frank Bracken, Jeffries and Company.

Frank Bracken:  My question's been answered.  Thank you.

Operator:  Howard Rosenfield, Hamilton Partners.

Howard Rosenfield: Congratulations gentlemen. Just one question in light of, sort of, the news we've seen on underpayment of royalties. Is there any - are there any milestones in the next year for either of you regarding cases on underpayments?

Bob Allison: There are a few cases out there, but I don't see any milestones. We're not in the recent case that was Burlington and Shell, was it? I've forgotten who all was in that.

Howard Rosenfield: How do you view the seriousness of those things to you, you know, in light of your specific circumstances?

Bob Allison:  We don't see anything serious out there on the horizon.

Howard Rosenfield:  All righty.  Thank you.

Operator:  We'll go to Scott Marchikitus, JP Morgan.

Scott Marchikitus: I have a quick question for you. In your press release, you say following the merger, UPR will be a wholly owned subsidiary of Anadarko. Will you be guaranteeing the debt at Union Pacific Resources?

Bob Allison:  Yes.  And, of course, then, it'll all be put together.

Scott Marchikitus:  OK.  Great.  Thank you.

Operator:  Stan Levy, CIBC World Market.

Stan Levy: Yes. Good morning, Bob Allison. On one hand, it's hard to argue with the - with the merger, given your, you know, premium to cash flow and you know, the accretive nature of this. However, when you're looking at this from a net asset value, you guys have been pretty vocal about your upside and the annuity value in Algeria, number one, and in Alaska, number two and in the Gulf of Mexico, number three, it becomes a little less clear. Can you articulate how you saw the, you know, the giving up of your upside and, indeed, I'll suggest that's why you've sported this great premium for what you view as a complementary upside and where it is on the UPR side.

Bob Allison : Well, I think this is basically, a fast forward of three years in cash flow for Anadarko. It also gives us the land, the assets and the capability
- financial capability to look for more Algerias, to really capitalize on North American gas. I think this accelerates our growth. Yes, we had projected strong growth from Algeria for the next three years. This gives us - what do we do after those three years? I think it's a tremendously important accelerator to the overall growth of the company.

Stan Levy: Again, let me frame it a different way. When I look at Anadarko, I see a low 30s kind of asset value and if you throw in the upside from Algeria and some of the other areas, you can build a case, you know, somewhere, you know, in the mid 40s. When you looked at UPR, what did you see as, kind of, a baseline net asset value and what did you see as, kind of, the enhancements to that, rather than just, you know, buying cash flow, allowing you to accelerate your own value creation within your own portfolio?

Bob Allison: Well, our next asset valuation of UPR was, shall we say, in excess of what was paid, is a potential net asset value for that, particularly, when you look strongly at exploring and exploiting the assets that they bring to the party, things that they couldn't do by themselves just like we couldn't do by ourselves, the exploring and exploiting we needed to do on our own assets.

That's the key here - the complementary nature of this transaction and the building of financial strength cash flow to take advantage of the land position, the exploration technology and the exploitation technology. I think where our stock is selling, our both stocks are selling, where the trade was done, is much less than the real asset value of either company.

Stan Levy: One last question. You've obviously sized up. Do you see any economies of scale, the ability to extract, any sort of vendor discounts and where would they be?

Bob Allison : Well, yeah. We'll be the number one - we'll be the number one driller in the U.S. by the long shot. Right now, I think Anadarko's number two, maybe one or two rigs behind Coastal and I think UPR is number three or four, just a few rigs behind Anadarko. Add us together and we're way out front. That ought to give us some leverage with service companies and contractors, particularly when we concentrate in core areas. We'll be the really big player in the East Texas Basin, for instance. We'll be the really big player in the Rocky Mountains and a much bigger player offshore. So, I think we can leverage this into something. We haven't put any numbers to that, at this point.

Stan Levy:  OK.  Thank you, Bob.

Bob Allison:  Now, a couple questions from the floor.  Don?

Unknown: Bob Allison:, you'd mentioned you're going to spend money on (INAUDIBLE). You're going to spend more money on (INAUDIBLE). I have two questions. One, if you put the pro forma growth rates together next year, it's like 16 percent up '01 versus 2000 (INAUDIB) and if you just take your UPR model and add it to the APC model. So, you think you could do a little bit better than that number then.

Bob Allison:  Yes.  We hope to, by drilling more wells, Don.

Unknown:  And, the same thing for '02, as well?

Bob Allison:  Yes.

Unknown: OK. Total separate question. Maybe Dick Sharples can answer this. But the price of gas strip, is worth mentioning, is $3. But, if you look at the forward price of electricity, especially in the summer, it's just gone through the roof in many areas of the country because we're going to - looks like we're going to - the market's saying we're going to be short electrons.

Now, have you given any thought, you know, given the combined company, of basically trying to capture some of that economic rent? I mean, a lot of these merchant plants are just, you know, three guys in a phone booth, sort of, moving into it and - I mean, it's just - it doesn't take a lot of technical expertise to, you know, call GE up and say - hey, you know, build me a merchant planner, send me some turbines. I mean, there's a tremendous uplift in the economic value to your gas reserves if you can capture some of the economic rent. I mean, do you think that's a possibility?

Bob Allison: Let me answer part of it and then I'd like Dick Sharples to answer part of it. Right now, we're not in the electricity business. We'll certainly look at it. I think capturing part of that economic rent is going to be in gas prices. Dick will probably mention that spark spreads last summer got to places where generating plants could afford to pay as much as $10 an Mcf for gas and still make money on their electricity they're selling. Well, our job is to capture that for the gas guy. That's us.

George Lindahl: Let me make a comment too. And I know, Bob Allison and I and John talked about this, we used - UPR used to be big in the downstream business, the GPM business. That's a value captured business and I think where we dominate basins, like East Texas, Rockies, and to some extent, Canada, we start growing. I think it's a natural. You have to look at capturing more and more of the gas value chain. But, when we're making 1.7 Bcf a day, and we're going to grow that, we're in position to really leverage that kind of volume, not only for price, but I think, downstream. So, I think we all want to look at capturing more of that value chain.

Bob Allison:  Dick, do you want to add to that or - we've said ...

Dick Sharples I think you all covered it beautifully. I agree with Don that the strip is not undervalued at the kind of numbers that we're seeing now, and I know that UPR, in particular, has done a lot of work over time working with electric generators to help build that demand. We've talked to them. There are things you can do without investing a lot of capital, to capture some of that upgrade and we'll work forward going along that path.

Bob Allison: Yeah. We've got a great map - I wish we had it with us today - that shows basically, the East Texas Basin, which we are now the dominant dominant player in. And, it shows all the power - gas fired power plants now being built or expanded in that basin and their proximity to our pipelines and our reserves
- pretty impressive pictures.

Unknown: Just a follow up on that. I mean, Bob, if you've got the guaranteed gas (INAUDIBLE) because you're one of the largest producers, I mean, couldn't you guarantee them at - not price, but supply or a percentage there - I mean, if we're really in a (INAUDIBLE) short market, couldn't you sort of say, OK, we won't guarantee you price, but we'll guarantee you supply, you know, five-year contract or something like that, spot prices, but you have to give us "X" percent of the profits? I mean, those are the type of arrangements that I'm - I don't know if they're in the marketplace today or - but, is that type of concept out there?

Bob Allison: Well, this is something we'll pursue. Dick, why don't you expand on Don's question.

Dick Sharples Yeah. Don, those - not a lot of those deals out there yet. I'm not sure a lot of the power generators have really recognized how tight the market is. A lot of them are still relying on spot activity. We've thought a lot about that and we're certainly be very willing to entertain those discussions. I'm not sure what the market's there yet, but I think it may very well get there.

Bob Allison: I recall - if you'd let me do an anecdote. When we spun out from Panhandle and got control of our gas reserves from Panhandle, I got a call from a big Michigan utility chairman and he said - hey, you've got all your gas yourself now, don't you? Would you like to make a long-term commitment? I said, yeah. And I said - he said, well, great. We'd like to make a long-term commitment and for agreeing to take your gas, we think you ought to get about 20 percent under the market for gas. I said, gee Bill, for agreeing to sell you the gas, we think we need 40 percent over the market and he didn't see the humor in that. But, the conversation never went further, needless to say.

OK, let's take some questions from the phone, please.

Operator:  Casey Babula, with Bloomberg News

Casey Babula: Yes. Can you tell me first, how much long-term debt you'll be assuming? And then, when you say - you're talking about job cuts. Can you give us some idea whether it's less than 100, less than 1,000?

Bob Allison:  Mike Rose, do you want to answer that question?

Mike Rose: Certainly. Our long-term net cap ratio will be 41 percent and $4.1 (INAUDIBLE).

Casey Babula:  I'm sorry.  I couldn't hear that.

Mike Rose:  $4.1 billion.

Casey Babula:  $4.1 billion.  Thank you.

Bob Allison: Now, let me clarify that. You asked the question, how much did we assume and we assumed $2.5 billion - 2.8, I'm sorry - 2.8 billion. You add Anadarko's debt to that, you get to 4.1 billion. Total capitalization is 10 billion, 41 percent of that is debt.

Casey Babula:  OK.  So, UPR is just 2.8 billion?

Bob Allison:  Yes.

Casey Babula:  Thank you.  And, job cuts - can you answer that?

Unknown:  Job cuts

Unknown:  Job cuts.  (INAUDIBLE).

Bob Allison: We talked about that earlier. We don't think there will be a whole lot of job cuts, but we're not ready to discuss that at this point in time.

Casey Babula: OK. Another question. With this merger, you'll be about 50/50 oil and gas you said. What were you before? I think you were more dependent on oil, is that right?

Bob Allison: Oh, Anadarko was about - something - 64/40 - UPR, of course was the other way towards gas and when you mix them together, they're 50/50. Now, that changes, whether you're going to talk about production or whether you're going to talk about reserves. See, we're in the business to make money by finding and producing oil and gas. If it happens to be more gas, fine. If it happens to be more oil, fine. We see our biggest core area is North American natural gas for the future.

Unknown:  Next question.

Operator:  We'll take our next question from Simon, with Chase Securities.

Simon: Hi. Congratulations on your deal. I just have one question. You mentioned earlier that the SEC and FTC will be two of the approvals required. And, my question is, are there any other regulatory approvals required and what is the expected timing on getting your filings in?

Bob Allison: We answered this before, but there's no significant other regulatory approvals necessary. Maybe some state regulatory agencies need to be notified. We hope to be able to have shareholder meetings by, say, the end of June, mid to end of June, and get this thing finished in early July - closed in early July.

Simon:  OK.  Thank you.

Operator:  We'll take our next question from Ray Deacon, Dain Rauscher Wessels.

Ray Deacon: (INAUDIBLE). Good morning. George, a question for you. Were you still thinking that second, third quarter, was about the timeframe when production would start to turn the corner and start being up on a sequential basis?

George Lindahl: Yes. What we said was, we'd be pretty flat in the first quarter and we'd be exiting the fourth quarter at a higher rate than we entered the first of the year. So, that's correct.

Ray Deacon: OK. And just a question - in terms of high grading of the exploration effort, you know, are there any areas where you see some economies of scale where you maybe can drill fewer wells or high graded deep water inventories - anything like that?

Bob Allison: Economies of scale and exploration, there probably are some, but, you know, if you've got five deep water prospects, if they're close together, drilling one or two may give you some information, but probably wouldn't. But, it might save you another well. What this really gives us, I remind you, is the ability to do more exploration. We've both been so throttled back because of capital constraints, one side being cash flow, the other side being debt, that we haven't been able to do the exploration. We've had too big an inventory of prospects that we haven't been able to get to. So, exploration will expand.

George Lindahl.: One example too - Bob Allison mentioned in East Texas, they're running 19 rigs. We're running about 14 rigs. That's 33 rigs in one basin that's gas prone. So, obviously, there's good leverage there. And, we see that to continue to be very very active.

Bob Allison:  Next question.

Operator:  Bart Carlson, Northern Trust.

Bart Carlson: Can you tell me what the reactions of the rating agencies have been to the agreement?

Bob Allison:  Haven't talked to them.

Bart Carlson:  You haven't talked to the at all?

Bob Allison:  I think they're talking right now, as we speak.

Bart Carlson: Right. OK. Then, on a combined basis, where would you see your long-term ratings? I mean, where would you ideally like to operate?

Bob Allison:  Right where we are.

Bart Carlson:  Is that high BBB?

Bob Allison:  Yes.

Bart Carlson:  OK.  Thank you.

Bob Allison:  Other questions, please.

Operator:  David Cohen, Feralon Capital.

Raj Patel: Hi. This is Raj Patel from Feralon. With your large lease acreage in Alaska, can you give us any views on partnering with Phillips?

Unknown:  We're already (INAUDIBLE).

Bob Allison: Well, we're the largest lease holder in Alaska, as you point out and Phillips, apparently, is going to our partner, which is fine. We partner with Phillips a lot of places in the world and enjoy that partnership. Am I answering your question? I don't know exactly what you mean.

Raj Patel: Part of it was with the ExxonMobil news on right of first refusal and Anadarko's news on Alpine - if there have been any discussions there?

Bob Allison: No. There have been no discussions on Alpine. You know, this thing is still tied up in the FTC and perhaps the courts with Exxon's attempt to exercise preferential rights. So, we're, right now, have two rigs running drilling wildcat wells, west and south of Alpine. We also have rigs running developing Alpine. The production modules have arrived in Alpine and are being connected together and set up as we speak. So, things are going ahead - full speed ahead, regardless of who's the operator there.

Raj Patel:  Do you believe that Anadarko has preferential rights?

Bob Allison: The question is, do we - do I believe Anadarko has preferential rights?

Raj Patel:  that are triggered by the Arco or BP sale to Phillips?

Bob Allison: I really don't know the answer to that question. We have some preferential rights. We don't know what they apply in all circumstances. But, we're not worrying about that at this point in time.

Raj Patel:  OK.

Bob Allison: (INAUDIBLE) exploring and being a good partner of Phillips up there.

Raj Patel:  OK.  Great.  Thank you very much.

Bob Allison:  One more question from the phone.

Operator:  Tom Covington, A.G. Edwards.

Tom Covington: Good morning. Pro forma the merger, what will be the cap ex breakdown by your seven core areas this year?

Bob Allison: We can get to you with that. I'm sorry - I don't have it on the top of my head now. And, that cap ex for both sides is going to be increased ...

Tom Covington: Do you sense a reallocation from different areas or is it going to be similar to what a - just a padding up the two parts would be?

Bob Allison:  Both.

Tom Covington:  OK.  Thank you very much.

Bob Allison:  One more question from the floor.

Unknown: Yeah. If I may. John Seitz. How many more sub-salt wells, you know, would you contemplate? You have a pretty big inventory. How much more does this cash flow synergy - how much more (INAUDIBLE) do you get (INAUDIBLE)?

John Seitz: It kick starts the sub-salt exploration program. We'll undoubtedly, see four to five wildcats drilled this year that were not in our current budget. So, it will have an immediate impact and we're struggling with exactly where we were going to reallocate funds from to tackle that program. We're very excited about the inventory. We've made some significant breakthroughs in the cost of drilling these wells. And, a $20 million exposure is what we're looking at to get some more wells drilled, pretty much.

On deep water, it would - we expect it to have almost exactly the same impact, that we could see four to five deep water wells drilled this year, as well, whereas we had planned one deep water wildcat - the one's currently going. So
 ...

George Lindahl: And then, we had planned about three. So, we'll see a lot of exposure in deep water.

Bob Allison:  Absolutely.

Bob Allison: Thank you very much for your interest in Anadarko, for you attending here in person and on the telephone. This is a great deal. Thank you.

Operator: Again, thank you for your participation in today's conference. You may disconnect at this time.

END

All stockholders should read the proxy statement/prospectus concerning the merger that will be filed with the SEC and mailed to stockholders. The proxy statement/prospectus will contain important information that stockholders should consider before making any decision regarding the merger. You will be able to obtain the proxy statement/prospectus, as well as other filings containing information about Anadarko Petroleum Corporation and Union Pacific Resources Group Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from the Corporate Secretary of the appropriate company. Information regarding the participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, is contained in Anadarko Petroleum Corporation's filing of its press release with the SEC under Rule 425 on April 3, 2000.